December 19, 2006

Mr. Harvey Weiss
Chief Executive Officer
Fortress America Acquisition Corporation
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203

RE: Fortress America Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 2 Filed December 8, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51426

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the first risk factor on page 24, the second full paragraph on page 81, and elsewhere as appropriate, revise the disclosure regarding the company's 'major customer" to identify such customer by name.

Fairness Opinion, page 48

2. We note your responses to comments eight, nine, and ten from our letter of November 30, 2006, especially the statement: "FAAC understands that BVC's views as to TSS/Vortech revenue levels were based on (1) financial projections for TSS/Vortech provided to BVC for 2006, which showed continued revenue from TSS/Vortech's major customer, and (2) a growth rate of 9.6% annually from 2007 through 2010." Please clarify the level of revenue projected and supplied to BVC with respect to "continued revenue from TSS/Vortech's major customer" and include such as disclosure within this section. We may have further comment.

    To the extent applicable, revise your risk factor on page 24 relating to such issue accordingly.

3. In connection with the preceding comment, we reissue comment nine from our letter of November 30, 2006.

    With respect to each of the valuation models presented, please include disclosure as to the manner by which the cessation of such customer's contracts was taken into account and reflected in the resultant valuation.

    It would also appear from your discussion that two of the three valuation models used (Analysis of Comparables and Precedent Merger and Acquisition Analysis) do not take into account the termination of the revenue stream represented by the afore-mentioned customer and the third (Discounted Cash Flow Analysis) was calculated as of December 31, 2005, a point at which significant revenues could still be expected from the relevant contracts.

4. In connection with the preceding two comments, we reissue comment 11 from our letter of November 30, 2006. To the extent that the level of revenue projected and supplied to BVC with respect to "continued revenue from TSS/Vortech's major customer" does not match the realized levels of revenue as disclosed in your preliminary proxy statement, at minimum, it would appear that the assumptions provided to BVC are no longer valid. If such assumptions are no longer valid, the current status of the opinion obtained from BVC is unclear. Therefore, please disclose whether management currently views such assumptions to be valid and the resultant impact upon management's recommendation to shareholders in the case that it does not.

Related Party Transactions, page 106

5. We note the disclosure on page 80 with respect to TSS/Vortech's new lease arrangements: "These changes will provide TSS/Vortech with a total of 26,500 square feet of space in 2007 at an estimated annual cost in 2007 of $487,000 versus $229,000 in 2006."

    Please update your disclosure on page 108 accordingly.

Financial Statements, page F-1

Note 13 – Restatement and Discontinued Operations, page F-14

6. We note your response to prior comment 20. With respect to the presentation of the cash flows from discontinued operations, it is not apparent how this presentation is consistent with the requirements of footnote 10 of SFAS 95. We note that this presentation appears to assume that the net loss from discontinued operations would be equivalent to the net cash used by operating activities for each period, and that there are no investing or financing activities relating to the discontinued operation. Since the S3 division would appear to have operating assets and liabilities based on your disclosure in Note 13, it would appear that the net loss from the discontinued operations would be unlikely to equal the net cash used by those operations. In addition, we note that the S3 division had property and equipment of $101,320. Please clarify whether the acquisition of these assets is attributable to net cash used in investing activities of the discontinued operations, or were otherwise acquired. Please clarify and revise your disclosures accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Michael B. Gardiner (by facsimile)
   (614) 365-2499